

Mail Stop 3030

December 8, 2017

Ryan K. Stafford, Esq.
Executive Vice President, Chief Legal and
Human Resources Officer and Corporate Secretary
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

> **Re:** **Littelfuse, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 5, 2017**
> **File No. 333-221147**

Dear Mr. Stafford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2017 letter.

Opinion of IXYS' Financial Advisor, page 65

1.   Given your response to prior comment 3, that the valuation analyses described in the proxy statement/prospectus were based on a fixed value of $23.00, it is not clear how the financial advisor arrived at the conclusion that the 0.1265 of a share of Littelfuse common stock per share of IXYS common stock was fair, from a financial point of view. Revise your disclosure to clarify how the IXYS board, in making its recommendation to IXYS shareholders to vote in favor of the merger, took into consideration the advisor's conclusions that the stock portion of the merger consideration was fair given that the valuation analyses performed by the financial advisor were based on a $23.00 fixed value when the implied value on the date the financial advisor delivered its oral and written opinion was $22.55.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mark F. Veblen, Esq.
        Wachtell, Lipton, Rosen & Katz